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                                                                       EXHIBIT 6

ANDROS INCORPORATED TO BE ACQUIRED BY GENSTAR CAPITAL

    BERKELEY, Calif., Feb. 14 -- Genstar Capital Partners II, L.P. and Andros Incorporated (Nasdaq: ANDY) today announced that they have entered into a definitive merger agreement pursuant to which Andros stockholders will receive $18.00 per share in cash for each share of Andros common stock. The total value of the transaction which includes the cash-out of substantially all existing stock options, is approximately $87.5 million. Pursuant to the merger agreement, which was approved by Andros Board of Directors, Genstar Capital will commence a tender offer for all outstanding shares of common stock of Andros within five business days. Upon completion of the tender offer, the merger agreement provides that shares of Andros not tendered will be acquired in a merger at the same price per share in cash. The merger agreement also provides that Andros will pay Genstar a fee of $3.1 million in certain circumstances.

    Andros Incorporated  designs,  manufactures, and  sells  instrumentation  to
original   equipment  manufacturers  of  environmental  and  medical  monitoring equipment worldwide.

    Genstar capital Partners II, L.P. based in Foster City, CA, is a private investment fund that concentrates on leveraged acquisitions of manufacturing and services businesses.

    CONTACT: Dane Nelson of Andros Incorporated, 510-849-5769; or Richard D. Paterson of Genstar Capital, 415-286-2350